MPTG

455 Wards Corner Road Loveland, Ohio 45140

513-831-6647phone 513-831-5633fax

Consulting Agreement

1. Parties.

This Consulting Agreement (this "Agreement") is made and entered into effective as of March 7, 2001, by and between Masterpiece Technology Group, Inc., a Utah corporation, (the "Company"), whose address is 455 Wards Corner Road, Suite 700, Loveland, Ohio 45140, and Patrick Scanlon, an individual with a principal address at 1944 Pacific Avenue, Tacoma, WA, 98402 ("Consultant").

2. Recitals.

2.1. This Agreement is made with reference to the following facts and circumstances.

The Company wishes to engage the services of the Consultant to advise and consult with the Company on certain medical and business software programming and support. Consultant has assured the company they have the required skills and will provide items listed below:

Phase 1 - Project Start-up Deliverable: EMR Software Project Development Plan

a) Initial Project Team's "kick-off" meeting - Seattle

b) Team familiarization of the design goals and expected implementation outcomes of the project and first hand exposure to business requirements.

c) Analysis of existing system / code, and recommendation on the specification for the first released version.

d) Create mutually agreeable specification for the Phase 2 release version

e) Develop and agree upon the Project Development Plan.

Phase 2 Complete Delphi port - create release version

During this phase Consultant will, based upon the existing EMR code and the Project Development Plan- as set out in Phase 1, create a release version of the software.

The items set out below will be addressed in both Phase 1 specifications and Phase 2 implementation. The items set out below are intended as a guide. Actual items will be determined in the Project Development Plan, (see Phases 1).

a) Database Enhancement

I) SQL 7.0/2000 Conversion (Consider port to generic ODBC compliant SQL database - to allow for web based version later, and portability to other RDBMS's like Oracle, MySQL, PostgreSQL.

ii) Security

(a) All access through stored procedures no direct access to the tables.

(b) Use 7.0 security roles for access

(c) Provider level security using stored procedures

(d) Email from database not client

iii) Storage optimization

(a) Change fixed length fields to variable where appropriate

(b) Compress note and image information (estimate greater than 60% reduction)

(iv)Performance

(a) Optimize index and primary key structures

(b) Optimize fetch routines

(v) Web Deployment-validate database for use with web-based client

(a) enable database portability

(b) make a logical break between the client side and the server side

(c) on the server side make a logical break between things that should be done by the server (such as security), and things that should be done by the database (such as information storage, queries)

(d) on the client side, make a logical break between the user interface gui(s), and the server related transactions.

b) Client code cleanup

i) Use stored procedures for data access

ii) Create data access objects to abstract from the user interface and database layer

iii) Break up main patient screen using objects for maintainability

c) Bug Fixes (See Appendix A in contract services agreement)

d) Update HL7 interface to latest Millbrook spec

e) Update Setup Program

i) Improve setup for first time users

ii) Test and handle failure situations

f) Imaging

i) High speed/volume document imaging

(a) High speed scanners, rapid indexing

ii) Desktop imaging

iii) Nurse, MD, etc scanning

g) Evaluate time and resource requirements for Phase 3

h) Test in Web environment using thin-client technology

i) Test above in real world environment.

All above should be done with focus on web deployment of product in future

(b) The Consultant agrees and so states as witnessed by his signature on this contract that none of the shares issued will be used for the promotion of MPTG stock, nor used in any fund raising activity for MPTG.

(c) The Consultant is willing to accept such engagement, on the terms set forth in this Agreement.

2.2. In consideration of the premises, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Consultant agree as follows.

3. Engagement.

3.1. The Company hereby engages the services of the Consultant, as an independent contractor, for a period of one year beginning on the date hereof, and ending one year from and after the date hereof (the "Term"), and the Consultant hereby accepts such engagement, for the purposes set forth in section 2.1 above.

4. The Consultant's Fees and Expenses.

4.1. The Company shall pay the Consultant as an initial fee for his services under this Agreement (the "Consulting Fee") 500,000 shares (the "Shares") of the Company's common stock ("Common Stock"). The Consulting Fee shall vary month to month depending upon the amount of work required to complete the project and the number of shares issued each month will vary depending upon the then current value of MPTG stock. The company shall issue additional stock to Consultant as required until the project is completed or the Company no longer requires the services of the Consultant.

4.2. Promptly upon the execution of this Agreement, the Company shall cause the Shares to be issued to the Consultant in a transaction that is registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement on form S-8, or other appropriate form. The certificates representing the Shares shall not contain any restrictive legends. In connection with the issuance of the Shares to the Consultant, the Consultant hereby represents and warrants to the Company that the Consultant is an "accredited investor" as defined by paragraph (a) of SEC Rule 501.

4.3 The Shares delivered to the Consultant for his services under this Agreement shall include the Consultant's costs and expenses incurred in the performance of this Agreement, including travel, lodging, meals and legal fees, except when such expense is incurred as a result of a Company request.

5. Confidential Information,

5.1. The parties hereto recognize that a major need of the Company is to preserve its specialized knowledge, trade secrets, and confidential information. The strength and good will of the Company is derived from the specialized knowledge, trade secrets, and confidential information generated from experience with the activities undertaken by the Company and its subsidiaries. The disclosure of this information and knowledge to competitors would be beneficial to them and detrimental to the Company, as would the disclosure of information about the marketing practices, pricing practices, costs, profit margins, design specifications, analytical techniques, and similar items of the Company and its subsidiaries. By reason of his being a Consultant to the Company, Consultant has or will have access to, and will obtain, specialized knowledge, trade secrets and confidential information about the Company's operations and the operations of its subsidiaries, which operations extend through the United States. Therefore, Consultant recognizes that the Company is relying on these agreements in entering into this Agreement:

5.2 During and after the Term Consultant will not use, disclose to others, or publish any inventions or any confidential business information about the affairs of the Company, including but not limited to confidential information concerning the Company's products, methods, engineering designs and standards, analytical techniques, technical information, customer information, employee information, and other confidential information acquired by him in the course of his past or future services for the Company. Consultant agrees to hold as the Company's property all memoranda, books, papers, letters, formulas and other data, and all copies thereof and therefrom, in any way relating to the Company's business and affairs, whether made by him or otherwise coming into his possession, and on termination of his employment, or on demand of the Company, at any time, to deliver the same to the Company within twenty four hours of such termination or demand.

5.3 During the Term Consultant will not induce any employee of the Company to leave the Company's employ or hire any such employee (unless the Board of Directors of the Company shall have authorized such employment and the Company shall have consented thereto in writing).

5.4 Notwithstanding the foregoing, the terms of Paragraph 5 shall not apply to any information which is or becomes generally available to the public, is required by law to be disclosed, or is obtained from any third party which is in possession of such information through no fault of Consultant and is not under any obligation, to Consultant's knowledge, to treat such information as confidential.

6. Arbitration of Disputes, Litigation Expenses.

6.1. Any controversy or claim arising out of or relating to any acts or omissions of either party hereto or any of the Company's officers, directors, agents, affiliates, associates, employees or controlling persons shall be settled by arbitration under the Federal Arbitration Act in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA") and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. In such arbitration proceedings, the parties shall be entitled to any and all remedies that would be available in the absence of this Section and the arbitrators, in rendering their decision, shall follow the substantive laws that would otherwise be applicable. The parties acknowledge that the subject matter of this Agreement is of unique value to Consultant and agree that Consultant shall have the right to specific enforcement of this Agreement. The arbitration of any dispute pursuant to this Section shall be held in Clermont County, Ohio. Notwithstanding the foregoing in order to preserve the status quo pending the resolution by arbitration of a claim seeking relief of an injunctive or equitable nature, any party, upon submitting a matter to arbitration as required by this Section, may simultaneously or thereafter seek a temporary restraining order or preliminary injunction from a court of competent jurisdiction pending the outcome of the arbitration.

6.2. In the event of any litigation or other proceeding between the Company and the Consultant with respect to the subject matter of this Agreement and the enforcement of the rights hereunder, the losing party shall reimburse the prevailing party for all of his/its reasonable costs and expenses, as well as any forum fees, relating to such litigation or other proceeding, including, without limitation, his/its reasonable attorneys' fees and expenses, provided that such litigation or proceeding results in a

(a) final settlement requiring payment to the prevailing party; or

(b) final judgment.

7. Miscellaneous.

7.1. Relationship. The relationship between the Company and the Consultant created by this Agreement is that of independent contractors. Consultant understands and agrees that (i) Consultant will not be treated as an employee of the Company for federal tax purposes; (ii) Company will not withhold on behalf of Consultant pursuant to this Agreement any sums for income tax, unemployment insurance, social security, or any other withholding pursuant to any law or requirement of any governmental body relating to Consultant; (iii) all of such payments, withholdings, and benefits, if any, are the sole responsibility of Consultant; and (iv) Consultant will indemnify and hold Company harmless from any and all loss or liability arising with respect to such payments, withholdings, and benefits, if any. In the event the Internal Revenue Service or any other governmental agency should question or challenge the independent contractor status of Consultant, the parties agree that Consultant and Company shall have the right to participate in any discussion or negotiation occurring with such agency or agencies, irrespective of who initiates the discussion or negotiations. The services to be rendered by the Consultant pursuant to this Agreement do not include the services or activities of an "investment adviser," as that term is defined by U.S. federal or state laws and, in performing services under this Agreement, the Consultant shall not be deemed to be an investment adviser under such laws.

7.2. Indemnity. The Company hereby agrees to defend, indemnify, and hold the Consultant, and his employees, agents, partners and affiliates harmless from and against any and all claims, damages, judgments, penalties, costs, and expenses (including attorney fees and court costs now or hereafter arising from the enforcement of this clause) arising directly or indirectly from the activities of the Consultant or any of his employees, agents, partners or affiliates under this Agreement, or from the activities of the Company or any of its shareholders, officers, directors, employees, agents, partners or affiliates, whether such claims are asserted by any governmental agency or any other person. This indemnity shall survive termination of this Agreement.

7.3. Advertisement. The Company agrees that the Consultant has the right to place advertisements in financial and other newspapers and journals at his own expense describing his services to the Company.

7.4. Notices. Any notice or other communication required or permitted to be given shall be in writing and shall be mailed by certified mail, return receipt requested (or by the most nearly comparable method if mailed from or to a location outside of the United States), or delivered against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement (or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section). Any notice given to any corporate party shall be addressed to the attention of the Corporation Secretary. Any notice of other communication given by certified mail (or by such comparable method) shall be deemed given at the time of certification thereof (or comparable act), except for a notice changing a party's address which will be deemed given at the time of receipt thereof.

7.5. Survival of Obligations. The obligations of the parties under Sections 6 and 7.2 of this Agreement shall survive the termination for any reason of this Agreement (whether such termination is by the Company, by the Consultant, upon the expiration of this Agreement or otherwise).

7.6. Severability. In case any one or more of the provisions or part of the provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect in any jurisdiction, such invalidity, illegality or unenforceability shall be deemed not to affect any other jurisdiction or any other provision or part of a provision of this Agreement, but this Agreement shall be reformed and construed in such jurisdiction as if such provision or part of a provision held to be invalid or illegal or unenforceable had never been contained herein and such provision or part reformed so that it would be valid, legal and enforceable in such jurisdiction to the maximum extent possible. In furtherance and not in limitation of the foregoing, the Company and Consultant each intend that the covenants contained in Section 5 shall be deemed to be a series of separate covenants, one for each county of the State of Ohio and one for each and every other state, territory or jurisdiction of the United States and any foreign country set forth therein. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, then such enforceable covenants shall be deemed eliminated from the provisions hereof for the purpose of such proceedings to the extent necessary to permit the remaining separate covenants to be enforced in such proceedings. If, in any judicial proceeding, a court shall refuse to enforce any one or more of such separate covenants because the total time thereof is deemed to be excessive or unreasonable, then it is the intent of the parties hereto that such covenants, which would otherwise be unenforceable due to such excessive or unreasonable period of time, be enforced for such lesser period of time as shall be deemed reasonable and not excessive by such court.

7.7. Entire Agreement, Amendment. This Agreement contains the entire agreement between the Company and the Consultant with respect to the subject matter thereof. Consultant acknowledges that he neither holds any right, warrant or option to acquire securities of the company, nor has the right to any such rights, warrants or options, except pursuant to this Agreement. This Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing executed by or on behalf of the party against whom any amendment, waiver, change, modification or discharge is sought.

7.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio. The courts of the State of Ohio shall have exclusive jurisdiction for any action arising out of or related to this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the date first above written.
The Consultant: _________________________________ Patrick Scanlon Date signed __________________________	The Company: Masterpiece Technology Group, Inc. By _________________________________ Newell D. Crane, B.S., M.B.A., Ph.D. Chief Executive Officer Date signed __________________________